POTAMUS TRADING, LLC

Statement of Financial Condition
December 31, 2019







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potamus Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Boston Wharf Rd, Floor 7
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Linnell - 617-855-8722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Linnell _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Potamus Trading, LLC _____, as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:




Signature

Managing Partner/CFO
Title


Notary Public


COREY M LIVINGSTON
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 27 2024

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTAMUS TRADING, LLC
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Member of Potamus Trading, LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Potamus Trading, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statement, the Company has operated with recurring losses and operating cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 20, 2020

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617)530-5000, F: (617)530-5001, www.pwc.com/us

POTAMUS TRADING, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	511,255
Cash and securities segregated under federal and other regulations		47,877
Deposit with clearing broker		912,617
Software, equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $193,544		358,172
Right of use asset		3,673,924
Exchange and ATS rebates receivable		366
Prepaid and other assets		382,156
Total assets		5,886,367

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	351,734
Lease liability	4,488,658
Exchange and ATS fees payable	46,041
Due to clearing broker	69,759
Total liabilites	4,956,192

Member's equity		930,175
Total liabilities and member's equity	$	5,886,367

The accompanying notes are an integral part of this financial statement.

1. **Organization and Description of the Business**

   Potamus Trading, LLC (the "Company") is a Delaware limited liability corporation ("LLC"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ equities exchanges ("Nasdaq"), the CBOE equities exchanges ("CBOE"), the NYSE equities exchanges ("NYSE") and the Securities Investor Protection Corporation ("SIPC").

   The Company is an electronic market-maker offering electronic and algorithmic execution services in listed U.S. equities to its clients which consist of registered broker-dealers and institutional customers. The Company does not provide custodial services for customer assets and it clears its U.S. transactions through a third-party clearing broker on a fully disclosed basis.

   The Company's approved business activities include: broker or dealer in corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, broker or dealer in corporate debt securities, U.S. government securities broker or dealer, put and call broker or dealer or option writer and trading for its own account. FINRA has approved the Company to engage in market-making activities in exchange-listed equity securities.

2. **Significant Accounting Policies**

   Cash, Cash Equivalents and Restricted Cash
   The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business. The cash and cash equivalents balance at December 31, 2019 was $511,255. The restricted cash included in the Cash and securities segregated under federal and other regulations balance at December 31, 2019 was $47,877.

	December 31, 2019
Cash and cash equivalents	$ 511,255
Restricted cash included in Cash and securities segregated under federal and other regulations	47,877
Total cash, cash equivalents and restricted cash	$ 559,132

   Software, Equipment, Furniture and Leasehold Improvements
   Software, equipment, furniture and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the related assets' estimated useful lives. The total cost of software includes certain internally developed proprietary software which is capitalized. Maintenance and repairs are charged to expense when incurred.

   As of December 31, 2019, the Company was in active negotiations with the landlord to terminate the lease obligation for office space by March 31, 2020. Further, in January 2020, the Company finalized terms with the new tenant including agreement to sell all office furniture for a total value of $250,000. Given the known likelihood of vacating office space by March 31, 2020, the costs of leasehold improvements and office furniture in excess of the $250,000 sales price were written-off and recorded as Impairment of fixed assets as of December 31, 2019.

Fixed assets consist of the following:

	Depreciable Life	At December 31, 2019
Furniture and leasehold improvements	3 Months	$ 250,000
Software	3 Years	301,716
Total fixed assets		$ 551,716
Less accumulated depreciation and amortization		(193,544)
Net fixed assets		$ 358,172

Please note that the furniture and leasehold improvements balance of $250,000 in the table above reflects the residual value of these assets. There will be no depreciation taken during their remaining three-month useful life.

Due to/Due from Clearing Broker
The amounts due to and due from the clearing broker reflect profits and losses on principal transactions, clearing fees, regulatory fees and other income and expenses incurred in the clearing account which have been accrued but remain unpaid as of December 31, 2019.

Valuation of Financial Instruments
The fair value of all financial assets and liabilities are considered to approximate the reported value due to their short-term nature.

Principal Transactions
Gains or losses on principal transactions are recorded on a trade date basis. At December 31, 2019, the Company did not hold any securities.

Exchange and ATS Rebates
Exchange and ATS rebates are recorded when earned.

Interest Income and Interest Expense
Interest income and expense are recognized on an accrual basis.

Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying financial statement. Individual members of Potamus Holdings, LLC (see Note 6 "Related Party Transactions") are responsible for their proportionate share of the Company's taxable income.

The Company complies with authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the managing member to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The managing member has determined that there are no reserves for uncertain tax positions necessary for the period ended December 31, 2019. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2019, the tax years that remain subject to

examination by the major tax jurisdictions under the statute of limitations are the years ended 2016, 2017, and 2018.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements Adopted in the Year Ended December 31, 2019

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space expiring in 2025. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The Company's existing lease does not have any variable payments that depend on an index or a rate.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company did not have any short-term leases as of December 31, 2019.

3.   **Regulatory Requirements**

The Company is subject to the rules of the SEC, FINRA, the principal exchanges with which it is licensed to transact, and the SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the standard method, defined by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined by the SEC and FINRA. At December 31, 2019, the Company had net capital of $189,847 which was $60,153 in deficit of the minimum required amount of $250,000 (based on the greater of 6 2/3% of aggregate indebtedness or $250,000).

The Company operates as an introducing broker and clears all transactions with and for clients through its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under section(k)(2)(ii). As it relates to the Company's commission rebate program, the Company operates pursuant to SEC Rule 15c3-3 section (k)(2)(i) and maintains a reserve account at Bank of America. The reserve account is included as restricted cash.

4. **Prepaid and Other Assets and Accrued Expenses and Other Liabilities**

The Company's prepaid and other assets as of December 31, 2019 are primarily comprised of prepaid operating expenses including $101,654 of invoices paid in 2019 for services that will be rendered in 2020, and a CD in the amount of $133,000 at Boston Private Bank and Trust which secures a letter of credit for the benefit of East Office Operating Limited Partnership care of Pembroke Real Estate.

The Company's accrued expenses and other liabilities are comprised of exchange and other trading fees, accrued professional fees, accrued but unpaid operating expenses, and other payables. The total of these items as of December 31, 2019 was $351,734.

5. **Off Balance Sheet Risk**

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its client domestic transactions, which are not reflected in this financial statement, to a major U.S.-based clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2019, the Company has recorded no liabilities with regard to the right.

6. **Related Party Transactions**

Potamus Holdings ("PH"), LLC is the sole member of Potamus Management, LLC which is the sole Member of Potamus Trading, LLC. Therefore, membership interests in Potamus Trading, LLC is reflected by the membership interest composition of Potamus Holdings, LLC. Potamus Executives and Employee Partners, LLC ("PEEP") is a member of PH and was created during 2016 to represent the equity interests in PH of certain employees of Potamus Trading.

7. **Member Capital**

During 2019, Potamus Holdings, LLC contributed $6,000,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC.

8. **Employee Benefit Plans**

    401(k) Plan
    The Company offers a 401(k) plan ("Plan") sponsored by Alerus Retirement Solutions. All employees are eligible to participate up to the Internal Revenue Service limits for such contributions. Contributions are implemented through payroll deductions that are determined by individual participants and approved by the Chief Financial Officer.

    Medical and Dental
    The Company offers all employees 100% paid medical and dental coverage from Blue Cross and Blue Shield of Massachusetts. A Company provided Health Savings Account from Optum Bank supplements the medical plan.

    Life and LTD
    The Company offers Group Term Life and Long-Term Disability benefits provided by Principal Financial Group and MetLife to all employees.

9. **Equity Based Compensation**

    The Company has awarded LLC interests of PEEP to certain employees which qualify as equity awards. There are 277,414 units outstanding as of December 31, 2019. The units have a value per unit of approximately $4.25 at issuance and will vest through July 7, 2020. A compensation charge based on the fair value of the awards on grant date is recorded over the vesting period on a straight-line basis.

10. **Business Risks**

    Going Concern
    The Company has operated with recurring losses and related negative operating cash flows and is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. At December 31, 2019, the combined assets of the Company and its parent, Potamus Holdings, LLC, are insufficient to support ongoing business operations into 2021 which raises substantial doubt about the Company's ability to continue as a going concern within one year of this financial statement. Management is engaged in conversations with potential strategic acquirers which would capitalize the business adequately for operations to continue through 2020 and beyond. As of the date of this financial statement it is too soon to determine the likelihood of completing a strategic transaction, the absence of which may require the broker-dealer to wind-down business operations during 2020.

    Market Risk
    As a broker-dealer, the Company's business lines rely heavily on volatility and trading volumes in the U.S. equity markets. While the Company believes it is well positioned for success in the current environment, material decreases in equity trading volumes from the current level could adversely impact the Company's business plan.

    Counterparty Risk
    The Company is exposed to a variety of counterparty risks, including exposure to its clearing firm's financial health and ability to continue to provide services. The Company is also exposed to the ability of its clients to continue to operate and meet financial obligations arising from the Company's provision of securities services. While the Company does periodic and on-going due diligence on all

of its key counterparties, any unforeseen material adverse development among the counterparties could adversely impact the Company's business plan.

Securities Services Performance Risk

The Company's core securities services, upon which 100% of revenue relies, are of a highly specialized nature. If the Company's services are materially worse in quality or cost with respect to its industry peers it could suffer slower than expected client acquisition.

Trading System Risk

The Company's core securities services are offered via a highly proprietary electronic trading platform. Operational errors in the design of logic or the deployment of computer codes and hardware that make up the system could potentially lead to catastrophic losses, including losses that exceed the Company's capital.

Regulatory Risk

The Company's securities services are in a category of services that is under constant review by the SEC, FINRA, the United States Congress, and those exchanges with which it is licensed to transact. Adverse developments compelled by these decision-making bodies, which materially impact the Company's ability to continue offering its services, could adversely impact the Company's business plan.

Credit Risk

The Company's exposure to credit risk associated with nonperformance of clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations.

11. **Commitments and Guarantees**

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

The Company evaluates contingencies on an ongoing basis and has established loss provisions for matters in which losses are probable and the amount of loss can be reasonably estimated and is not currently a party to any legal proceeding that management believes could have a material adverse effect on our results of operations. As of December 31, 2019 the Company had begun negotiations to settle an aged regulatory matter related to business lines and trading activity that was discontinued in 2017. A loss contingency of $50,000 is included in the Accrued expenses and other liabilities. The Company believes that there is not a material loss that is probable and reasonably estimable related to this matter.

Lease

The Company occupies office space under a noncancelable operating lease that expires in 2025. Payments due under the lease contract include fixed payments plus variable payments. The

Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Right of use asset	$	3,673,924
Lease liability		4,488,658

The remaining lease term is 6 years, and the discount rate is 6%.

Maturities of lease liabilities under the noncancellable operating lease as of December 31, 2019 are as follows:

2020	$	908,377
2021		924,918
2022		941,459
2023		958,000
2024		974,541
Thereafter		574,111
Total undiscounted lease payments	$	5,281,406
Less imputed interest		(792,748)
Total lease liability	$	4,488,658

12.   Subsequent Events

The Company has evaluated subsequent events occurring after the Statement of Financial Condition date December 31, 2019, through March 20, 2020. Based on this evaluation, the Company has determined that there have been no material subsequent events that have occurred that would require disclosure or recognition in the financial statement beyond the following:

On January 8, 2020. PH contributed an additional $200,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC. On January 24, 2020 and February 11, 2020. Potamus Management, LLC contributed additional $7,766 and $9,928 to Potamus Trading, LLC, respectively. These contributions increased cash and cash equivalents available for the operating expenses of Potamus Trading, LLC.

During March 2020, the Company finalized terms with the landlord to terminate the lease obligation for office space by March 31, 2020. As a result, as of January 1, 2020, the Company has updated the right of use assets and the lease liability to reflect the remaining term of three months.